UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

COMPOSECURE, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

77584N101

(CUSIP Number)

Joshua Loftus

LLR Capital IV, LLC

2929 Arch Street, Suite 2700

Philadelphia, Pennsylvania 19104

Tel No: 215-717-2904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77584N101
1.	Names of Reporting Persons LLR Equity Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 77584N101
1.	Names of Reporting Persons LLR Equity Partners Parallel IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 77584N101
1.	Names of Reporting Persons LLR Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 77584N101
1.	Names of Reporting Persons LLR Capital IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) amends the Statement on Schedule 13D filed with the SEC on December 29, 2021, as amended on May 14, 2024 and August 9, 2024 (the “Original Statement”), which relates to the Class A Common Stock of CompoSecure, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 309 Pierce Street, Somerset, NJ 08873. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings set forth with respect thereto in the Original Statement.

Item 2. Identity and Background

No changes.

Item 3. Source and Amount of Funds or Other Consideration

No changes, except as set forth below.

The information set forth in Item 4 regarding the Exchange is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

No changes, except as set forth below.

On August 7, 2024, LLR Equity Partners IV L.P. (“Equity Partners IV LP”) and LLR Equity Partners Parallel IV L.P. (“Equity Partners Parallel IV LP”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Tungsten 2024 LLC (“Tungsten”), pursuant to which Equity Partners IV LP and Equity Partners Parallel IV LP agreed to (i) exchange all of their unregistered Class B Common Units of the Issuer (the “Class B Common Units”) for shares of Class A Common Stock of the Issuer, par value $0.0001 per share (the “Class A Common Stock”) (with all of their shares of Class B Common Stock of the Issuer, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), being automatically cancelled for no consideration upon such exchange by operation of the Issuer’s certificate of incorporation) (the “Exchange”), and (ii) sell to Tungsten (or one of its affiliates) an aggregate of 29,774,258 shares of Class A Common Stock owned by Equity Partners IV LP and Equity Partners Parallel IV LP immediately following the Exchange (representing all of the shares of Class A Common Stock issued to Equity Partners IV LP and Equity Partners Parallel IV LP in the Exchange) for a purchase price of $7.55 per share of Class A Common Stock (the “Stock Sale”).

On September 17, 2024, the transactions contemplated by the Purchase Agreement, including the Exchange and the Stock Sale, were completed (the “Closing”). Immediately following the Closing, Equity Partners IV LP and Equity Partners Parallel IV LP no longer beneficially owned any shares of Common Stock of the Issuer. Also, upon the Closing, the Stockholders Agreement by and among the Issuer, Equity Partners IV LP, Equity Partners Parallel IV LP, and certain other stockholders of the Issuer named therein, was terminated, and the TRA amendment became effective. In addition, the resignation of Mitchell Hollin, as the LLR Designee, to the Issuer’s Board of Directors became effective immediately prior to the Closing.

Item 5. Interest in Securities of the Issuer

(a)-(b)  Immediately following the Closing, the Reporting Persons were the beneficial owners of (i) 0 shares of the Class A Common Stock, constituting 0% of the Issuer’s outstanding Class A Common Stock, and (ii) 0 shares of the Class B Common Stock, constituting 0% of the Issuer’s outstanding Class B Common Stock.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in the Original Statement as amended by this Amendment No. 3.

(d)  No changes.

(e)  On September 17, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes, except as set forth below.

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

No changes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2024

LLR EQUITY PARTNERS IV, L.P.
By: LLR Capital IV, L.P., its general partner.
By: LLR Capital IV, LLC, its general partner

/s/ Mitchell Hollin
Name:	Mitchell Hollin
Title:	Member

LLR EQUITY PARTNERS PARALLEL IV L.P.
By: LLR Capital IV, L.P., its general partner.
By: LLR Capital IV, LLC, its general partner

/s/ Mitchell Hollin
Name:	Mitchell Hollin
Title:	Member

LLR CAPITAL IV, L.P.
By: LLR Capital IV, LLC, its general partner.

/s/ Mitchell Hollin
Name:	Mitchell Hollin
Title:	Member

LLR CAPITAL IV, LLC

/s/ Mitchell Hollin
Name:	Mitchell Hollin
Title:	Member